UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Date: June 23, 2021

Commission File Number: 001-37946

Algonquin Power & Utilities Corp.
(Translation of registrant’s name into English)

354 Davis Road
Oakville, Ontario, L6J 2X1, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐    Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K is filed to provide certain information in, and is hereby incorporated by reference into, the Registration Statement on Form F-10, File No. 333-236975, of Algonquin Power & Utilities Corp. (the “Company”).

Completion of Equity Units Offering

On June 23, 2021, the Company issued and sold 20,000,000 Equity Units (the “Equity Units”), initially consisting of Corporate Units (the “Corporate Units”), for an aggregate stated amount of $1.0 billion, as more fully described below.  The Corporate Units were issued and sold pursuant to the Underwriting Agreement dated June 17, 2021 between the Company and the Representatives of the several Underwriters named in Schedule A thereto (the “Underwriting Agreement”).

Each Corporate Unit has a stated amount of $50 and is comprised of (i) a purchase contract obligating the holder of such purchase contract to purchase from the Company for a price in cash of $50, on the purchase contract settlement date, or June 15, 2024, subject to earlier termination or settlement, a certain number of common shares in the capital of the Company; and (ii) a 1/20, or 5%, undivided beneficial ownership interest in $1,000 principal amount of the Company’s 2021 1.18% Remarketable Notes due 2026 (the “Notes”).  In addition to interest payable under the Notes, holders of the Corporate Units will be entitled to receive quarterly contract adjustment payments at a rate of 6.57% per year on the stated amount of $50 per Corporate Unit, subject to the Company’s right to defer such contract adjustment payments.

The Corporate Units are being issued pursuant to a Purchase Contract and Pledge Agreement dated as of June 23, 2021 (the “Purchase Contract and Pledge Agreement”).  The Notes are being issued pursuant to a Senior Indenture dated as of June 23, 2021 (the “Base Indenture”), as supplemented by the First Supplemental Indenture dated as of June 23, 2021 (the Base Indenture as supplemented, the “Indenture”).

Copies of the Purchase Contract and Pledge Agreement, the Indenture, the form of remarketing agreement, the form of Corporate Units, the form of Treasury Units and the form of Note are attached hereto as exhibits and are expressly incorporated by reference herein.

EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit	Description

99.1
Senior Indenture dated June 23, 2021, by and among Algonquin Power & Utilities Corp., The Bank of New York Mellon Trust Company, N.A., as U.S. trustee, and BNY Trust Company of Canada, as Canadian trustee.

99.2
First Supplemental Indenture dated June 23, 2021, by and among Algonquin Power & Utilities Corp., The Bank of New York Mellon Trust Company, N.A., as U.S. trustee, and BNY Trust Company of Canada, as Canadian trustee.

99.3	Form of 1.18% Remarketable Notes due 2026 (included in Exhibit 99.2).

99.4
Purchase Contract and Pledge Agreement dated as of June 23, 2021, by and between Algonquin Power & Utilities Corp. and The Bank of New York Mellon Trust Company, N.A., as purchase contract agent, collateral agent, custodial agent and securities intermediary.

99.5	Form of Corporate Units (included in Exhibit 99.4).

99.6	Form of Treasury Units (included in Exhibit 99.4).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALGONQUIN POWER & UTILITIES CORP.
(registrant)

Date: June 23, 2021	By:	/s/ Arthur Kacprzak
Name:	Arthur Kacprzak
Title:	Chief Financial Officer